Exhibit 99.11

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME FOR THE

	Three months ended March 31,
	2004	2005
	(Dollars in millions except share and per share data)
Revenues	$303	$455
Cost of revenues	173	262

Gross profit	130	193

Operating Expenses:
Selling and marketing expenses	21	27
General and administrative expenses	23	36
Amortization of intangible assets	—	1

Total operating expenses	44	64

Operating income	86	129
Gain on sale of long term investment	—	11
Other income, net	4	7

Income before income taxes	90	147
Provision for income taxes	13	20

Net income	$77	$127

Earnings per equity share
Basic	$0.29	$0.47
Diluted	$0.28	$0.46
Weighted average equity shares used in computing earnings per equity share
Basic	263,582,848	268,680,832
Diluted	269,978,940	276,615,768

1